

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2025

Steven McClurg
Chief Executive Officer
Canary Marinade Solana ETF
c/o Canary Capital Group LLC
8 Cadillac Drive, Suite 300
Brentwood, TN 37027

> **Re: Canary Marinade Solana ETF**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 29, 2025**
> **FIle No. 333-282903**

Dear Steven McClurg:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 15, 2025 letter.

Amendment No. 4 to Registration Statement on Form S-1

Cover Page

1.   We note your revisions in response to comment 1 in which you state that under normal circumstances, the Sponsor will seek to stake all of the Trust's SOL through one or more staking providers except for SOL reserved by the Sponsor in its sole discretion to facilitate foreseeable redemption transactions, pay Trust expenses or otherwise protect the Trust and its assets. Please revise to quantify the percentage of the Trust's SOL you intend to stake under normal circumstances in light of the liquidity needs and other factors you identify in your disclosure, or tell us why you are unable to do so. Please also tell us, with a view towards revised disclosure, whether a

current percentage of the Trust's SOL being staked will be made publicly available to investors on a regular basis, including on your website or otherwise.

Prospectus Summary
The Trust's Service Providers
The Staking Provider , page 7

2.　　We note your revised disclosure in response to prior comment 3. Please revise to clarify whether or not the disclosure in this section is a complete description of the Liquidity Risk Management Policy. Please also clarify which part of the policy addresses whether the investment strategy is appropriate for effective and efficient arbitrage. In addition, please discuss any fees involved, any limits to this feature, whether the Trust intends to use the "instant unbond" feature for all redemption requests, and whether the "instant unbond" feature involves receiving a receipt token in exchange for staked SOL. Please also revise to clarify if the spread on the instant unbond feature will reduce the amount of SOL represented by a Share and the value of the Shares.

Please contact Rolf Sundwall at 202-551-3105 or Jason Niethamer at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc:　　Morrison C. Warren